File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. News Release
February 19, 2002

CORNER BAY SILVE[R] INC.

News Release No. 2002-03

RECEIVED MAR 05 2002 143

02015740

CORNER BAY SILVER APPOINTS
[BAR]CLAYS & DEUTSCHE FOR PROJECT FINANCING

February 19, 2002-Toronto, Ontario, Canada: Peter Mordaunt, Chairman and President of Corner Bay Silver Inc., is pleased to announce that the Company has engaged Barclays Capital, the investment banking division of Barclays Bank PLC ("Barclays Capital") and Deutsche Bank Securities Inc. ("Deutsche Bank") to provide Corner Bay with assistance and services in connection with the arrangement of debt project financing for the development of the Company's Alamo Dorado Silver/Gold Project located in Sonora Mexico.

Barclays Capital and Deutsche Bank on a co-advisor basis will develop an optimal financing structure for project financing the Alamo Dorado Silver/Gold Property as a result of the Feasibility Study that is being developed by AMEC Simons Mining and Metals. Both banks have extensive experience in advising on mine financings and are also rated the top two banking lenders to the mining industry. A worldwide presence in all major markets provides the ability of these banks to take on a global view of the world economies and their effects on metals markets. As a result of their experience, Barclays Capital and Deutsche Bank have a strong understanding of the issues affecting the financing and development of new mining ventures, particularly in the precious metals sector.

SUPPL

The Company consultants, AMEC Simons Mining and Metals as well as MINTEC Inc. and Metcon Research Ltd./K D Engineering Co., Inc., are expected to complete the Feasibility Study on the Alamo Dorado Silver/Gold Property early in the second quarter of 2002. Subject to a positive Feasibility Study conclusion, Barclays Capital and Deutsche Bank will assist Corner Bay Silver to arrange project financing for construction at Alamo Dorado. Management is pleased to add Barclays and Deutsche to the team of experienced mining industry professionals assembled to complete the challenges of the year ahead.

dlw 3/8

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. News Release
Feb 15, 2002

CORNER BAY SILV

INC.

News Release No. 2002-02

CORNER BAY SILVER CONCLUDES $4,575,000 FINANCING

February 15, 2002 - Toronto, Ontario, Canada: Peter Mordaunt, Chairman and President of Corner Bay Silver Inc., is pleased to announce that the Company has completed several private placement agreements that will provide the Company with a total of $4.575 million of financing by the issuance of 1,830,000 common shares at a price of $2.50 per share. The agreements are subject to the final approval of the Toronto Stock Exchange.

The proceeds from the financing will be used for several purposes including ongoing property payments at the Company's Alamo Dorado Silver/Gold Property in Mexico, additional exploration at this property (drilling to start mid-March), and for general working capital. The Company's issued and outstanding common shares will increase to 17,921,109 at closing. The $4.575 million will augment the Company's treasury, which currently stands at approximately $2.2 million for a total cash position of $6.7 million. The Company has no long term debt.

AMEC Simons Mining and Metals is conducting a Feasibility Study of the Company's Alamo Dorado Silver/Gold Property. The study is expected to be delivered in April 2002. The Company has secured all necessary surface right agreements at the Alamo Dorado project over the past few months. These rights cover an area that is more than adequate for the currently proposed facilities as part of the Feasibility Study as well as additional space for continued exploration of the existing resource.

Corner Bay Silver Inc. is now a well financed debt free Company with the Alamo Dorado Silver/Gold project in Northern Mexico nearing the conclusion of a Feasibility Study.

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

Certain Statements presented herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the exploration, development and mining business.

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref: January 23, 2002 News Release

CORNER BAY SILVER INC.

News Release No. 2002-01

CORNER BAY SILVER ADDS NEW DIRECTOR TO BOARD

January 23, 2002-Toronto, Ontario, Canada: It is with pleasure that Peter Mordaunt, President and Chairman of Corner Bay Silver Inc. introduces Michel Blouin as the newest member of the Company's Board of Directors. Mr. Blouin was elected to the Board at the recent meeting of shareholders.

Mr. Blouin is a partner with the law firm Lavery, de Billy of Montreal. He has been practicing law since 1965, focusing on the mining sector of the securities industry. He has acted as the Company's general counsel and legal advisor for the past several years. Mr. Blouin brings with him a broad background of relevant experience from the raising of capital and issuance of securities to concluding financings, mergers, sales, acquisitions and amalgamations. He is well acquainted with the Canadian regulatory environment and has been involved in many international financings, both public and private.

Mr. Blouin has been providing his professional services to the Company and has earned the Company's trust and respect over the period of this association. He will continue to act on behalf of the Company. Mr. Blouin also serves as a director of several other public listed mineral exploration companies.

Mr. Blouin joins Mr. Donald Worth as recent additions to the Corner Bay Board of Directors. Over this past year, the Company has also added to management, Mr. William Faust as Vice President of Operations and Mr. Edward Badida as Vice President of Finance.

The Company's consultant AMEC Simons Mining and Metals is completing a Feasibility Study at the Company's Alamo Dorado Silver/Gold Property, located in Sonora, Mexico. This study is expected to be complete in early April of 2002. Subject to a positive Feasibility Study conclusion, Corner Bay will be looking to arrange financing of the project's construction. Management is assembling a team of experienced mining industry professionals to successfully complete the challenges of the upcoming year.

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. Quarter ending Sept. 30, 01

Corner Bay Silver Inc.

First Quarter **Interim Report**

CONSOLIDATED BALANCE SHEETS	**September 30, 2001 (Unaudited)**	**June 30, 2001 (Audited)**
ASSETS		
Current Assets		
Cash and term deposits	$3,218,485	$4,022,422
Accounts receivable	207,285	176,912
Prepaid expenses and deposits	23,402	27,389
	3,449,171	4,226,723
Deposits	30,000	30,000
Investments	43,353	43,353
Mineral properties	5,302,542	4,647,942
	$8,825,067	$8,948,018
LIABILITIES		
Current liabilities		
Account payable and accrued liabilities	$332,453	$387,963
SHAREHOLDERS' EQUITY		
Capital stock	14,813,154	14,813,154
Contributed surplus	537,005	537,005
Deficit	(6,857,545)	(6,790,104)
	8,492,614	8,560,055
	$8,825,067	$8,948,018

Corner Bay Silver Inc.

First Quarter **Interim Report**

CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT Three months Period Ending September 30 (Unaudited)	2001	2000
Revenue		
Interest	$34,262	$7,827
Other income	73,000	16,500
	107,262	24,327
Expenses		
General and administrative	169,792	148,921
Amortization	4,911	4,818
	174,703	153,739
Net loss for the period	67,441	129,412
Deficit, beginning of period	6,790,104	5,722,233
Deficit, end of period	6,857,545	5,851,645
Loss per Share	$0.00	$0.01

CONSOLIDATED STATEMENTS OF CASH FLOWS Three months Period Ending September 30 (Unaudited)	2001	2000
Cash provided by (used in):		
Operating activities		
Net loss for period	(67,441)	(129,412)
Amortization	4,911	4,818
	(62,530)	(124,594)
Net decrease (increase) in non-cash working capital balances related to operations	(81,896)	(82,156)
	(144,426)	(206,750)
Investing activities		
Mineral properties	(659,511)	(378,455)
Financing activities		
Issuance of common stock	-	3,000
Decrease in cash and term deposits during the period	(803,937)	(582,205)
Cash and term deposits - beginning of period	4,022,422	929,152
Cash and term deposits - end of period	$3,218,485	$346,947

Corner Bay Silver Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2001 (Unaudited)

1. Basis of Presentation

The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001.

The accounting policies and methods of application are consistent with those used in the 2001 audited financial statements.

2. Capital Stock

As of September 30, 2001, the Company has 15,700,776 Common Shares issued and outstanding, 2,102,000 Share Purchase Options outstanding and 2.216,667 Common Share Purchase Warrants outstanding and exercisable at prices ranging from $0.30 to $3.00 per Common Share. If all Common Share Purchase Options and Common Share Purchase Warrants had been exercised on September 30, 2001, the Company would have 20,019,443 Common Shares issued.

Peter Mordaunt, Chairman & President **November 29, 2001**

CORNER BAY SILVE

INC.

News Release No. 2001-09

INVESTOR RELATIONS FIRMS ENGAGED

October 26th, 2001-Toronto, Ontario, Canada: Corner Bay Silver Inc. ("The Company") has engaged Roth Investor Relations ("Roth") of New Jersey to provide "The Company" with investor relations services directed primarily at the North American institutional investment community. Roth has provided investor relations services to the mining and exploration industry since 1987 and specializes in introducing corporations to the North America capital markets

The Company has also engaged National Media Associates ("National") of La Cañada, California to provide the Company with investor relations and media consulting services. National will be primarily focused upon liaising with and familiarizing institutional and retail investors and newsletter writers with the Company and its principal property, the Alamo Dorado Silver/Gold Property, located in Sonora, Mexico.

The Company's engagements with the aforesaid firms are based on monthly service fees plus agreed upon expenses for a duration of six months and are renewable by the Company. No stock options are payable under these arrangements.

Trading Symbol TSE – BAY
For additional information on Corner Bay Silver Inc.:
Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141
Website: www.cornerbay.com E-mail: CornerBaySilver@on.aibn.com
Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511